Hogan & Hartson
l.l.p.
COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM
August 16, 2005
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed April 26, 2005
File No. 333-124351

Form 10-K for the fiscal year ended 6/30/2004, as amended
Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
File No. 0-21059
Dear Mr. Shuman:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated August 12, 2005 relating to your review of the above filings and our previous response dated July 19, 2005.
     ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
     Form 10-K/A for the fiscal year ended June 30, 2004
     Financial Statements
     Consolidated Statements of Operations, page F-5
     Prior Comment No. 4
1.     We note your response to prior comment number 4 in which you indicate that you plan to comply with Rule 5-03(b) of Regulation S-X on a going forward basis. In the light of this noncompliance, tell us whether your officers continue to believe that your disclosure controls and procedures were effective as of June 30, 2004. Also indicate how this has impacted the officers’ assessment of disclosure controls and procedures as of June 30, 2005. Provide the basis for your conclusions.

BERLIN MUNICH BRUSSELS LONDON PARIS BUDAPEST PRAQUE MOSCOW BEIJING SHANGHAI TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
August 16, 2005

     Response: The Company’s officers continue to believe that its disclosure controls and procedures were effective as of June 30, 2004. The officers were aware of the requirement to present the components of net revenue and cost of revenue on a disaggregated basis as required by Rule 5-03(b) of Regulation S-X. However, they believed, in view of the prior correspondence with the SEC Staff in 2001 regarding this requirement, that because Ace*Comm’s business and the way it manages its business had not materially changed since the Staff raised no objection to the Company’s position in the 2001 correspondence, it was acceptable to continue to show aggregated revenues and cost of revenues. Ace*Comm has confirmed that there are no other accounting issues as to which it is taking a position not in compliance with applicable accounting rules based on prior correspondence with the staff, and has added to its internal disclosure control guidelines an item to discuss specifically with any internal auditor or auditing consultants, its outside auditors and its counsel whether it is appropriate to take any proposed position that appears to the Company’s officers not to be compliant with applicable accounting rules. The Company acknowledges that it is its responsibility to comply with the rules and regulations of the SEC and further acknowledges that the Staff is not bound by statements the Staff makes in its prior correspondence.
     In view of the adoption of this internal guideline, the officer’s assessment of disclosure controls and procedures as of June 30, 2005 will include a step in the disclosure review process in the event that the Company’s officers identify any accounting position that appears not to be compliant with applicable accounting rules. In addition, the Company’s officers have been changing Ace*Comm’s cost accounting structure to capture the costs relevant to future reporting, and review of those costs will be included in the Company’s disclosure control processes.
     Note 12 – Mergers and Acquisitions, page F-17
     Prior Comment No. 7
2.	We note that in response to prior comment number 3 in your letter dated July 19, 2005 you indicate that you propose to amend your most recent Form 10-Q for the period ended March 31, 2004. In light of the fact that the Intasys acquisition occurred during the prior interim period presented in your Form 10-Q for the period ended March 31, 2005, tell us what consideration you have given to also including a discussion of IPR&D similar to the response to prior comment number 7 in your letter dated July 19, 2005.
     Response: The Company has added the following discussion in an amended Form 10-Q for the period ended March 31, 2005.

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
August 16, 2005

     [Inserts in Note 6 – Mergers and Acquisitions]
     [The following language was inserted at the end of the section on Double Helix Solutions Limited]
     As part of the acquisition of 2helix, the Company acquired three software tools (Network Inspector, Network Visualization and Discrepancy Inspector) that were in the process of being developed into new products.
     Network Inspector is a powerful data collection, enhancement and reporting tool. Network Visualization is used for network planning and allows operators a visual representation of the physical network in relation to existing customers, prospective customers, network infrastructure and the available unused capacity. Discrepancy Inspector is a powerful analysis and reporting tool that allows users to identify and investigate discrepancies in data between the network, OSS and upstream business systems. The fair value of each project at the date of acquisition was $2,274,601 for Network Inspector, $1,705,951 for Network Visualization and $1,137,300 for Discrepancy Inspector.
     On the date of the purchase the projects were approximately 50% completed. At the time of valuation the cost to complete the projects was $950,000 and the projects were to be completed by March 31, 2006.
     Delays with these projects and with additional development efforts could adversely impact future revenues and could make the Company’s products less competitive in the marketplace. Our ability to realize the full value of the acquisition of 2helix is dependent upon the completion of these projects. To complete the projects we must be able to maintain our existing development team and recruit additional resources to complete projects on time. Any failure to do this will limit the market into which we can sell or products and services. Further, customers are always looking for the most advanced technology available. To the extent that competitors can offer more advanced technology within a given price range our sales would be adversely affected.
     To value the in-process research and development we applied the Fair Value standard and calculated the value by discounting the estimated cash flow streams that would be generated. This analysis involved several key assumptions to calculate the estimated fair value of in-process research and development. The key assumptions are:
➢	Timing of Cash Flows and Profits — The timing of cash flows and profit margins are based on management’s detailed forecast of its in-process research and development projects for fiscal year (June 30 year end) 2006 through 2011. We forecasted cost of

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
August 16, 2005

sales of 55% and general and administrative costs of 20% consistent with 2helix’s other operations. Additionally, an income tax rate of 35% was applied.

➢	Contributory Charges – Contributory charges for working capital, fixed assets, and assembled workforce were taken into account. Historical balances were used to estimate the contributory balances, when available.

➢	Discount Rate – The discount rate is specific to the intangible assets that are being valued, and are effectively based on the risk profile of the acquired company. A weighted average cost of capital was used for discounted cash flow calculations that were based on free cash flow to invested capital economic earnings streams. We considered the cost of debt, the risk-free rate, the equity risk premium and the size risk premium in establishing the weighted average cost of capital. A discount rate of 21% was used in the in-process research and development calculation.
     [The following language was inserted at the end of the section on Intasys]
     As part of the asset purchase of Intasys, the Company acquired software (JBill Global) that was in the process of being developed into a new product. JBill is a billing and customer care solution for certain network operator and service provider markets, which the Company valued at $1,160,251. On the date of the asset purchase the project was approximately 65% complete. The in-process research and development effort was not related to routine, on-going efforts to refine, enrich, or otherwise improve upon the qualities of an existing product. At the time of valuation the cost to complete the development was estimated at $400,000 and this specific project was scheduled to be completed by the end of calendar year 2004.
     The project was completed in early 2005 and at slightly higher costs than originally projected. Given the fast moving development of new technology in the Company’s industry, the Company believes that delays with this project and with follow on development efforts could adversely impact future revenues and could make the Company’s products less competitive in the marketplace. To date the Company cannot identify any specific revenue opportunities that were lost as a result of any delays associated with this project.
     To value the in-process research and development we applied the Fair Value standard and calculated the value by discounting the estimated cash flow streams that would be generated. This analysis involved several key assumptions to calculate the estimated fair value of in-process research and development. The key assumptions are:
➢	Timing of Cash Flows and Profits — The timing of cash flows and profit margins are based on management’s detailed forecast of its in-process research and development projects for 2004 through 2012. We forecasted cost of sales of 45% and general and

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
August 16, 2005

administrative costs of 34% consistent with Intasys’s other operations. Additionally, an income tax rate of 35% was applied.

➢	Contributory Charges – Contributory charges for working capital, fixed assets, and assembled workforce were taken into account. Historical balances were used to estimate the contributory balances, when available.

➢	Discount Rate – The discount rate is specific to the intangible assets that are being valued, and are effectively based on the risk profile of the acquired company. A weighted average cost of capital was used for discounted cash flow calculations that were based on free cash flow to invested capital economic earnings streams. We considered the cost of debt, the risk-free rate, the equity risk premium and the size risk premium in establishing the weighted average cost of capital. A discount rate of 18% was used in the in-process research and development calculation.
* * * * *
     Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar Frank A. Bacelli